February 4, 2015

VIA EDGAR

Mr. Tom Kluck
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:              Man-AHL Diversified I L.P.
Form 10-K for the fiscal year ended 12/31/2013
Filed March 31, 2014
File No. 000-53043

Dear Mr. Kluck,

We thank you for your comment letter of December 30, 2014, relating to the 2013 Annual Report on Form 10-K for Man-AHL Diversified I L.P. (File No. 000-53043) (the “Registrant”).  For your convenience of reference, the Staff’s comment is set forth verbatim below, together with Registrant’s response thereto.

Form 10-K for fiscal year ended December 31, 2013

Item 1A. Risk Factors., page 5

1.
In future Exchange Act periodic reports, please revise to disclose, as applicable, any conflicts of interests such as between your general partner and your trading advisor; also, include any applicable risk factors or advise.

                    Registrant will include the following disclosure, with respect to conflicts of interests as between the General Partner and the Trading Advisor, with the risk factors set forth in Item 1A of such reports:

“Affiliated Parties — Conflicts of Interest. Under the terms of the Limited Partnership Agreement, the General Partner has the authority to engage trading advisors to make trading decisions for the Partnership. Since the Trading Advisor is an affiliate of the General Partner, the General Partner has a conflict of interest with respect to its responsibilities to manage the Partnership for the benefit of the Limited Partners, and to prevent violations of the Partnership’s trading policies and to monitor for excessive trading by the Trading Advisor. In addition, the General Partner has a conflict of interest with respect to its responsibility to review the trading performance of the Partnership and a disincentive to terminate the advisory relationship between the Trading Advisor and the Partnership. There have been no arm’s-length negotiations with respect to the management and incentive fees that the Trading Advisor will charge the Trading Company or with respect to the other terms of the advisory agreement entered into with the Trading Advisor.”

Item 7. Management’s Discussion and Analysis…, page 12

2.	In future Exchange Act periodic reports, please provide disclosure regarding the percentage of assets allocated to each market sector as of the end of the fiscal year.

                    In future periodic reports, Registrant proposes to make the following disclosure in Item 7 with respect to the percentage of assets allocated to each market sector as of the end of the fiscal year:

Allocations by Market Sector

The following table indicates the percentage of the Partnership’s assets allocated to initial margin for the Partnership’s open trading positions by market sector as of December 31, 201_. The Partnership’s capitalization was $________ as of December 31, 201__. Also see Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” below.

Fiscal Year 201_
Market Sector	Margin Allocation as of December 31st	% of Capitalization as of December 31st

Agriculturals	$________	___%

Bonds	$________	___%

Credit	$________	___%

Currencies	$________	___%

Energy	$________	___%

Interest rates	$________	___%

Metals	$________	___%

Stock indices	$________	___%

Total	$________	___%*

*Percentage total does not foot due to rounding.

Registrant acknowledges the following with respect to Registrant’s response to the Staff’s comment set forth above:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eric Burl
Eric Burl President Man Investments (USA) Corp. General Partner of Registrant